UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2025

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

60 Tower Rd., Waltham, MA 02451

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Changes in Registrant’s Certifying Accountant

On August 26, 2025, Nano Dimension Ltd. (the “Company”) announced the appointment of KPMG LLP, as the Company’s independent registered public accounting firm, effective August 19, 2025, succeeding Somekh Chaikin, a member firm of KPMG International (“Somekh Chaikin”) the Company’s former independent registered public accounting firm. This change was in connection with the change in its principal executive offices to the U.S. The change of the Company’s independent registered public accounting firm was made after careful consideration and evaluation process, and was approved by the audit committee of the board of directors of the Company.

The audit reports of Somekh Chaikin on the financial statements of the Company as of and for the fiscal years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2024 and 2023 and during the period from January 1, 2025 through the period ending on August 18, 2025, there were no “disagreements”, as such term is used in Item 16F of Form 20-F (and the related instructions thereto), with Somekh Chaikin on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to Somekh Chaikin’s satisfaction, would have caused Somekh Chaikin to make reference to the subject matter of the disagreement(s) in connection with its reports.

No “reportable events,” as the term is described in Item 16F(a)(1)(v) of Form 20-F, occurred within the fiscal years ended December 31, 2024 and 2023 and subsequently until August 17, 2025.

The Company provided Somekh Chaikin with a copy of this Form 6-K and requested that Somekh Chaikin provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements.  A copy of Somekh Chaikin’s letter is furnished as Exhibit 16.1 to this Form 6-K.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ended December 31, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate this report on Form 6-K, including Exhibit 16.1 by reference to its Form 20-F to the extent necessary to satisfy such reporting obligations.

This Report on Form 6-K is incorporated by reference into the registration statements Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
16.1	Letter from Somekh Chaikin, a member firm of KPMG International.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: August 26, 2025	By:	/s/ Assaf Zipori
	Name:	Assaf Zipori
	Title:	Chief Financial Officer